Exhibit 99.1

Canadian Solar Opposes Protectionist Tariff, ITC Final Trade Ruling

ONTARIO, November 8, 2012  — Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ:  CSIQ), one of the world’s largest solar companies with a global supply-chain and manufacturing facilities in Canada and China, today announced that while it is relieved an end has come to a lengthy and costly legal suit, they oppose the final ruling of the U.S. International Trade Commission (ITC) upholding the Department of Commerce’s (DOC) earlier findings that Chinese pricing practices have harmed the American Industry. The ITC ruling will implement the DOC’s antidumping duties (AD) ranging from 18.32% to 249.96% and countervailing duties (CVD) of 15.24% to 15.97% (depending on the importer of record) on crystalline silicon photovoltaic cells made in China, whether or not assembled into modules.

The ITC also had to determine whether imports covered by the previous DOC critical circumstances determinations are likely to undermine seriously the remedial effect of the AD and CVD orders the DOC will issue.  By a vote of 4 to 2, a majority of the ITC found that critical circumstances do not exist.  As a result of the ITC’s negative determinations regarding critical circumstances, the AD and CVD orders concerning these imports will not apply retroactively to goods that entered the United States prior to the date of publication in the Federal Register of the DOC’s affirmative preliminary determinations.

“As a global company serving customers in 50 countries, Canadian Solar has consistently adhered to fair trading practices around the world,” said Dr. Shawn Qu, chairman and chief executive officer of Canadian Solar. “U.S. exports to China have increased almost 400 percent in the last eight years, and according to the National Solar Jobs Census 2012, the solar industry employs nearly 120,000 Americans across 50 states, reflecting a 13.2 percent increase from 2011. China and the United States are major trade partners and our interests are interwoven. Earlier protectionist tariffs indicate this action simply displaces sales to alternate foreign exporters and is expected to cost U.S. jobs. The tariff is counterproductive to resolving issues on both sides, and we’d like to see both governments engage in discussions to find workable solutions.”

Canadian Solar disagrees with the ITC final determination and maintains its position that the Company practices fair trade according to the Trade Act. As a result of this ruling, the Company will leverage its long-term cell supply partners located outside of China to continue to serve the growing demands from its U.S. customers. Canadian Solar is a fiscally strong company dedicated to delivering high quality solar solutions to its customers around the world and will remain actively engaged in the pursuit to reduce the price of solar modules to enable more families and businesses access to affordable solar energy reducing our consumption of fossil fuels and increasing our energy independence.”

About Canadian Solar

Canadian Solar Inc. (NASDAQ:  CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Africa, Australia, Asia and Africa, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.